SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Evelo Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

299734103

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Pioneering Inc.

55 Cambridge Parkway, Suite 800E

Cambridge, MA 02142

(617) 868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship VentureLabs IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 684,372
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 684,372

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 684,372
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Ventures Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,275,245
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,275,245

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,275,245
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Ventures Fund IV-Rx, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,887,419
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,887,419

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,887,419
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Ventures Fund IV General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,162,664
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,162,664

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,162,664
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship VentureLabs V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,645,637
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,645,637

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,645,637
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship VentureLabs V Manager LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,645,637
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,645,637

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,645,637
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Pioneering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,344,267
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,344,267

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,344,267
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Ventures Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,201,284
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,201,284

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,201,284
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship V VentureLabs Rx Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,609,871
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,609,871

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,609,871
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Nutritional Health Side Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 795,950
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 795,950

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 795,950
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Nutritional Health Disruptive Innovation Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,598,177
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,598,177

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,598,177
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Ventures Fund V General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,205,282
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,205,282

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,205,282
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Ventures Opportunities Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,495,324
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,495,324

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,495,324
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Ventures Opportunities Fund I General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,495,324
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,495,324

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,495,324
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Nutritional Health LTP Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,219,791
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,219,791

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,219,791
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Nutritional Health LTP General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,219,791
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,219,791

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,219,791
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Pioneering Fund VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,698,630
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,698,630

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,698,630
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 299734103

1.	Names of Reporting Persons. Flagship Pioneering Fund VII General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,698,630
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,698,630

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,698,630
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 299734103

1.	Names of Reporting Persons. Noubar B. Afeyan, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,427,328
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,427,328

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,427,328
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 299734103

Item 1.	Security and Issuer

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons (as defined below) on May 21, 2018, as amended, with respect to the shares of common stock, $0.001 par value per share (“Common Stock”), of Evelo Biosciences, Inc. (the “Company” or the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.

Flagship VentureLabs IV LLC, a Delaware limited liability company (“VentureLabs IV”). The manager of VentureLabs IV is Flagship Ventures Fund IV, L.P., a Delaware limited partnership (“Flagship Fund IV”).

ii.	Flagship Fund IV. The general partner of Flagship Fund IV is Flagship Ventures Fund IV General Partner LLC (“Flagship Fund IV GP”).

iii.

Flagship Ventures Fund IV-Rx, L.P., a Delaware limited partnership (“Flagship Fund IV-Rx,” and together with VentureLabs IV and Flagship Fund IV, the “Flagship Fund IV Funds”). Flagship Fund IV GP is the general partner of Flagship Fund IV-Rx.

iv.	Flagship Fund IV GP. Noubar B. Afeyan, Ph.D. (“Dr. Afeyan”) is the sole manager of Flagship Fund IV GP.

v.

Flagship VentureLabs V, LLC, a Delaware limited liability company (“VentureLabs V”). The manager of VentureLabs V is Flagship VentureLabs V Manager LLC, a Delaware limited liability company (“VentureLabs V Manager”).

vi.	VentureLabs V Manager. The manager of VentureLabs V Manager is Flagship Pioneering, Inc. (“Flagship Pioneering”), a Delaware corporation.

vii.	Flagship Pioneering. Dr. Afeyan is the Chief Executive Officer, director and sole stockholder of Flagship Pioneering.

viii.

Flagship Ventures Fund V, L.P., a Delaware limited partnership (“Flagship Fund V”) The general partner of Flagship Fund V is Flagship Ventures Fund V General Partner LLC, a Delaware limited liability company (“Flagship Fund V GP”).

ix.	Flagship V VentureLabs Rx Fund, L.P., a Delaware limited partnership (“VentureLabs Rx V”). Flagship Fund V GP is the general partner of VentureLabs Rx V.

x.	Nutritional Health Side Fund, L.P., a Delaware limited partnership (“Nutritional Health Side Fund”). Flagship Fund V GP is the general partner of Nutritional Health Side Fund.

xi.

Nutritional Health Disruptive Innovation Fund, L.P., a Delaware limited partnership (“Nutritional Innovation Fund,” and together with Flagship Fund V, VentureLabs Rx V and Nutritional Health Side Fund, the “Flagship Fund V Funds”). Flagship Fund V GP is the general partner of Nutritional Innovation Fund.

xii.	Flagship Fund V GP. Dr. Afeyan is the managing member of Flagship Fund V GP.

xiii.

Flagship Ventures Opportunities Fund I, L.P., a Delaware limited partnership (“Flagship Opportunities I”). The general partner of Flagship Opportunities I is Flagship Ventures Opportunities Fund I General Partner LLC, a Delaware limited liability company (“Flagship Opportunities GP”).

xiv.	Flagship Opportunities GP. Dr. Afeyan is the managing member of Flagship Opportunities GP.

xv.

Nutritional Health LTP Fund, L.P., a Delaware limited partnership (“Nutritional LTP,”). The general partner of Nutritional LTP is Nutritional Health LTP General Partner LLC, a Delaware limited liability company (“Nutritional LTP GP”).

xvi.	Nutritional LTP GP. Dr. Afeyan is the sole member and manager of Nutritional LTP GP.

xvii.

Flagship Pioneering Fund VII, L.P., a Delaware limited partnership (“Flagship Fund VII” and together with the Flagship Fund IV Funds, VentureLabs V, the Flagship Fund V Funds, Flagship Opportunities I and Nutritional LTP, the “Flagship Funds”). The general partner of Flagship Fund VII is Flagship Pioneering Fund VII General Partner LLC, a Delaware limited liability company (“Flagship Fund VII GP”).

xviii.	Flagship Fund VII GP. The manager of Flagship Fund VII GP is Flagship Pioneering.

xix.	Dr. Afeyan, a citizen of the United States of America.

CUSIP No. 299734103

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is 55 Cambridge Parkway, Suite 800E, Cambridge, Massachusetts 02142.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to include the following:

On May 27, 2022, the Flagship Funds purchased an aggregate of 27,397,259 shares of the Issuer’s Common Stock in a registered direct offering (the “May 2022 Offering”) for a purchase price of $1.46 per share, as set forth in the table below.

Purchaser (Reporting Person)	Number of Shares
Flagship Fund IV	4,383,561
Flagship Fund IV-Rx	1,095,890
Flagship Opportunities I	1,369,863
Nutritional Health LTP	6,849,315
Flagship Fund VII	13,698,630

In connection with the May 2022 Offering, the Company entered into a letter agreement with Flagship Pioneering, to permit a designee of Flagship Pioneering to, subject to certain customary exceptions, be present as an observer at meetings of the board of directors of the Company and committees thereof and to receive materials provided to directors at such meetings, for a term of up to 24 months. As a condition to such observer rights, such designee is required to enter into a mutually agreed non-disclosure agreement.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 107,894,547 outstanding shares of Common Stock immediately following the Issuer’s May 2022 Offering, as reported in the Issuer’s Form 424(b)(5) prospectus, as filed with the Securities and Exchange Commission on May 25, 2022.

VentureLabs IV, Flagship Fund IV, and Flagship Fund IV-Rx directly hold 684,372 shares, 7,590,873 shares and 1,887,419 shares of Common Stock, respectively. Flagship Fund IV, as the manager of VentureLabs IV, may be deemed to beneficially own the shares directly held by VentureLabs IV. Flagship Fund IV GP, as the general partner of Flagship Fund IV and Flagship Fund IV-Rx, may be deemed to beneficially own the shares directly held by the Flagship Fund IV Funds.

VentureLabs V directly holds 2,645,637 shares of Common Stock. VentureLabs V Manager, as the manager of VentureLabs V, and Flagship Pioneering, as the manager of VentureLabs V Manager, may be deemed to beneficially own the shares directly held by VentureLabs V.

Flagship Fund V, VentureLabs Rx V, Nutritional Health Side Fund, and Nutritional Innovation Fund directly hold 4,201,284 shares, 1,609,871 shares, 795,950 shares, and 3,598,177 shares of Common Stock, respectively. Flagship Fund V GP, as the general partner of the Flagship Fund V Funds, may be deemed to beneficially own the shares directly held by the Flagship Fund V Funds.

CUSIP No. 299734103

Flagship Opportunities I directly holds 5,495,324 shares of Common Stock. Flagship Opportunities GP, as the general partner of Flagship Opportunities I, may be deemed to beneficially own the shares directly held by Flagship Opportunities I.

Nutritional LTP directly holds 8,219,791 shares of Common Stock. Nutritional LTP GP, as the general partner of Nutritional LTP, may be deemed to beneficially own the shares directly held by Nutritional LTP.

Flagship Fund VII directly holds 13,698,630 shares of Common Stock. Flagship Fund VII GP, as the general partner of Flagship Fund VII, and Flagship Pioneering, as the manager of Flagship Fund VII GP, may be deemed to beneficially hold the shares held directly by Flagship Fund VII.

Dr. Afeyan, as the sole manager of Flagship Fund IV GP, Flagship Fund V GP, Flagship Opportunities GP, Nutritional LTP GP and as the Chief Executive Officer, director and sole stockholder of Flagship Pioneering, may be deemed to beneficially own the shares directly held by the Flagship Funds.

Item 5(c) is hereby amended to include the following:

(c) On May 27, 2022, the Flagship Funds purchased an aggregate of 27,397,259 shares of the Issuer’s Common Stock in connection with the May 2022 Offering, as described in Item 3 above. The purchase price was $1.46 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

Securities Purchase Agreement

In connection with the May 2022 Offering, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with the purchasers named therein, including certain of the Reporting Persons (collectively, the “Purchasers”). Pursuant to the Purchase Agreement, the Company agreed to issue and sell in a registered direct offering an aggregate of 54,246,358 shares of Common Stock at a purchase price of $1.46 per share pursuant to an effective shelf registration statement on Form S-3 (Registration No. 333-259005) and a related prospectus supplement filed with the Securities and Exchange Commission.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Purchasers, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions.

The information set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 99.2 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement (filed herewith)

Exhibit 99.2	Securities Purchase Agreement (incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 25, 2022).

CUSIP No. 299734103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2022

FLAGSHIP VENTURELABS IV LLC

By: Flagship Ventures Fund IV, L.P.

By: Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV, L.P.

By: Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV-RX, L.P.

By: Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURELABS V LLC

By:	Flagship VentureLabs V Manager LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

CUSIP No. 299734103

FLAGSHIP VENTURELABS V MANAGER LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP VENTURES FUND V, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP V VENTURLABs RX FUND, L.P.

By: Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH SIDE FUND, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH DISRUPTIVE INNOVATION FUND, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

CUSIP No. 299734103

FLAGSHIP VENTURES FUND V GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES OPPORTUNITIES FUND I, L.P.

By:	Flagship Ventures Opportunities Fund I General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES OPPORTUNITIES FUND I GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH LTP FUND, L.P.

By:	Nutritional Health LTP Fund General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH LTP FUND GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP PIONEERING FUND VII, L.P.

By:	Flagship Pioneering Fund VII General Partner LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP PIONEERING FUND VII GENERAL PARTNER LLC

By:	Flagship Pioneering, Inc.

CUSIP No. 299734103

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

FLAGSHIP PIONEERING, INC.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Chief Executive Officer

/s/ Noubar B. Afeyan, Ph.D.
NOUBAR B. AFEYAN, PH.D.